UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

OFFICIAL PARTNER
Azul
Interim
Condensed – ITR
2Q24
Azul S.A

Contents

Declaration of the officers on the interim condensed individual and consolidated financial statements	3
Declaration of the officers on the independent auditor’s report	4
Summary report of the statutory audit committee	5
Independent auditor report	6

2

AZUL S.A. Declaration of the officers June 30, 2024

Declaration of the officers on the interim condensed individual and consolidated financial statements

In accordance with item VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the interim condensed individual and consolidated financial statements for the three and six months ended June 30, 2024.

Barueri, August 10, 2024.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Antonio Flavio Torres Martins Costa

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

3

AZUL S.A. Declaration of the officers June 30, 2024

Directors' statement on the independent auditor's report

In accordance with item V of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the opinion expressed in the independent auditor's report of the interim condensed individual and consolidated financial statements relating to for the three and six months ended June 30, 2024.

Barueri, August 10, 2024.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Antonio Flavio Torres Martins Costa

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

4

AZUL S.A. Summary report of the statutory audit committee June 30, 2024

Opinion of the statutory audit committee

In compliance with the legal provisions, the Statutory Audit Committee declares that it has reviewed, discussed and agreed to the reviewed the management report and the interim condensed individual and consolidated financial statements for the three and six months ended June 30, 2024 independent auditor's reports issued by Grant Thornton Auditores Independentes Ltda. recommending its approval to the Board of Directors.

Barueri, August 10, 2024.

Sergio Eraldo de Salles Pinto

Member, Coordinator of the Audit Committee and Financial Specialist

Gilberto Peralta

Member of the Audit Committee

Renata Faber Rocha Ribeiro

Member of the Audit Committee

5

Independent auditor's report on review of interim financial information

Grant Thornton Auditores Independentes Ltda. Avenida José de Souza Campos - 507 - 5º andar Cambuí, Campinas (SP) Brazil T +55 19 2042 1036 www.grantthornton.com.br

To the Shareholders, Board of Directors, and Management of

Azul S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Azul S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended July 30, 2024, comprising the balance sheet as of July 30, 2024, and the respective statements of income and of comprehensive income for the three and six-month periods then ended and of changes in shareholders’ equity and of cash flows for the period of six months then ended, including the footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is significantly less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

6

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the six months period ended July 30, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the criteria defined in that standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.

Audit and review of values corresponding to the comparative year and period

The amounts corresponding to the year ended December 31, 2023, and the three- and six-month periods ending June 30, 2023, presented for comparison purposes were, respectively, audited and reviewed by another independent auditor, whose reports on the audit and reviews were, respectively, issued on April 12, 2024, and August 10, 2023, without modifications.

São Paulo, August 10, 2024

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Élica Daniela da Silva Martins

Accountant CRC 1SP-223.766/O-0

7

AZUL S.A. Statements of financial position June 30, 2024 and December 31, 2023 (In thousands of Brazilian reais - R$)

		Parent company		Consolidated
Assets	Note	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Current assets

Cash and cash equivalents	5	2,174	2,809	1,439,581	1,897,336
Short-term investments	6	-	-	35,931	-
Accounts receivable	7	-	-	1,033,976	1,109,408
Aircraft sublease	8	-	-	8,330	14,592
Inventories	9	-	-	1,000,425	799,208
Deposits	10	8,959	7,802	698,585	515,692
Taxes recoverable	11	106	4,984	218,354	219,433
Derivative financial instruments	23	-	-	4,303	21,909
Related parties	29	741,309	216,388	-	-
Advances to suppliers	12	-	-	193,458	221,051
Other assets		7,158	2,079	321,560	245,518
Total current assets		759,706	234,062	4,954,503	5,044,147

Non-current assets

Long-term investments	6	-	-	956,315	780,312
Aircraft sublease	8	-	-	5,551	16,210
Deposits	10	-	70	2,200,391	1,777,803
Derivative financial instruments	23	-	-	88	-
Related parties	29	1,836,107	1,578,332	-	-
Other assets		-	-	530,869	143,781
Investments	14	759,785	760,782	-	-
Property and equipment	15	-	-	2,787,127	2,295,851
Right-of-use assets	16	-	-	9,892,683	9,011,558
Intangible assets	17	-	-	1,503,692	1,463,247
Total non-current assets		2,595,892	2,339,184	17,876,716	15,488,762

Total assets		3,355,598	2,573,246	22,831,219	20,532,909

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

8

AZUL S.A. Statements of financial position June 30, 2024 and December 31, 2023 (In thousands of Brazilian reais - R$)

		Parent company		Consolidated
Liabilities and equity	Note	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Current liabilities

Loans and financing	18	248,428	-	1,495,194	1,100,051
Reverse factoring	22	-	-	45,493	290,847
Leases	19	712,974	216,388	4,494,473	3,687,392
Convertible debt instruments	20	28,994	25,807	28,994	25,807
Accounts payable	21	39,233	10,651	3,194,382	2,277,841
Airport taxes and fees	24	-	-	757,492	588,404
Air traffic liability and loyalty program	25	-	-	5,821,495	5,205,876
Salaries and benefits	26	2,450	2,344	533,168	474,797
Taxes payable	27	298	506	161,816	142,168
Derivative financial instruments	23	-	-	35,499	68,905
Provisions	28	-	-	624,708	736,430
Related parties	29	-	52,129	-	-
Other liabilities		-	-	210,916	150,362
Total current liabilities		1,032,377	307,825	17,403,630	14,748,880

Non-current liabilities

Loans and financing	18	-	-	11,098,565	8,598,861
Leases	19	1,659,882	1,443,351	13,391,358	11,459,019
Convertible debt instruments	20	971,997	1,175,803	971,997	1,175,803
Accounts payable	21	118,033	119,841	1,329,969	1,320,927
Airport taxes and fees	24	-	-	913,129	1,171,679
Taxes payable	27	-	-	89,446	112,287
Derivative financial instruments	23	-	-	20	840
Deferred income tax and social contribution	13	-	39,526	-	39,526
Provisions	28	15	30	2,972,949	2,404,423
Related parties	29	744,894	683,763	-	-
Provision for loss on investments	14	24,994,966	20,130,955	-	-
Other liabilities		-	-	826,722	828,512
Total non-current liabilities		28,489,787	23,593,269	31,594,155	27,111,877

Equity	30

Issued capital		2,315,628	2,314,821	2,315,628	2,314,821
Advance for future capital increase		-	789	-	789
Capital reserve		2,053,308	2,029,610	2,053,308	2,029,610
Treasury shares		(11,568)	(9,041)	(11,568)	(9,041)
Other comprehensive income		3,106	3,106	3,106	3,106
Accumulated losses		(30,527,040)	(25,667,133)	(30,527,040)	(25,667,133)
		(26,166,566)	(21,327,848)	(26,166,566)	(21,327,848)

Total liabilities and equity		3,355,598	2,573,246	22,831,219	20,532,909

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

9

AZUL S.A. Statements of operations Periods ended June 30, 2024 and 2023 (In thousands of Brazilian reais – R$, except basic and diluted

		Parent company
		Three-month periods ended		Six-month periods ended
	Note	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Administrative expenses		(11,028)	(12,202)	(29,313)	(25,818)
Other income (expenses), net		(29)	71,699	(132)	71,699

	34	(11,057)	59,497	(29,445)	45,881

Equity	14	(3,803,883)	149,385	(4,888,775)	(454,910)

Operating profit (loss)		(3,814,940)	208,882	(4,918,220)	(409,029)

Financial income		2,329	102	2,619	1,829
Financial expenses		(79,006)	(65,013)	(143,195)	(127,035)
Derivative financial instruments, net		205,598	(188,798)	357,171	(269,837)
Foreign currency exchange, net		(156,340)	68,735	(197,808)	91,340

Financial result	35	(27,419)	(184,974)	18,787	(303,703)

Profit (loss) before income IR and CSLL		(3,842,359)	23,908	(4,899,433)	(712,732)

Deferred income tax and social contribution	13	32,746	-	39,526	-

Net profit (loss) for the period		(3,809,613)	23,908	(4,859,907)	(712,732)

Basic earnings (loss) per common share – R$	31	(0.15)	-	(0.19)	(0.03)
Diluted earnings (loss) per common share – R$	31	(0.15)	-	(0.19)	(0.03)
Basic earnings (loss) per preferred share – R$	31	(10.96)	0.07	(13.99)	(2.05)
Diluted earnings (loss) per preferred share – R$	31	(10.96)	0.07	(13.99)	(2.05)

10

AZUL S.A. Statements of operations Periods ended June 30, 2024 and 2023 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Consolidated
		Three-month periods ended		Six-month periods ended
	Note	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Passenger revenue		3,859,064	3,939,865	8,216,104	8,108,165
Other revenues		313,681	314,330	635,053	624,358
Total revenue	33	4,172,745	4,254,195	8,851,157	8,732,523

Cost of services	34	(3,413,132)	(3,588,001)	(6,848,228)	(7,482,825)

Gross profit		759,613	666,194	2,002,929	1,249,698

Selling expenses		(200,724)	(188,778)	(415,099)	(370,766)
Administrative expenses		(147,245)	(75,690)	(274,310)	(189,887)
Other income (expenses), net		29,537	(100,509)	(71,603)	(219,797)
	34	(318,432)	(364,977)	(761,012)	(780,450)

Operating profit		441,181	301,217	1,241,917	469,248

Financial income		50,994	50,983	95,918	104,449
Financial expenses		(1,334,329)	(1,198,099)	(2,558,252)	(2,455,683)
Derivative financial instruments, net		168,497	(235,616)	358,440	(510,588)
Foreign currency exchange, net		(3,168,414)	1,105,423	(4,037,168)	1,679,842
Financial result	35	(4,283,252)	(277,309)	(6,141,062)	(1,181,980)

Profit (loss) before income IR and CSLL		(3,842,071)	23,908	(4,899,145)	(712,732)

Current income tax and social contribution	13	(288)	-	(288)	-
Deferred income tax and social contribution	13	32,746	-	39,526	-

Net profit (loss) for the period		(3,809,613)	23,908	(4,859,907)	(712,732)

Basic earnings (loss) per common share – R$	31	(0.15)	-	(0.19)	(0.03)
Diluted earnings (loss) per common share – R$	31	(0.15)	-	(0.19)	(0.03)
Basic earnings (loss) per preferred share – R$	31	(10.96)	0.07	(13.99)	(2.05)
Diluted earnings (loss) per preferred share – R$	31	(10.96)	0.07	(13.99)	(2.05)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

11

AZUL S.A. Statements of comprehensive (loss) income Periods ended June 30, 2024 and 2023

	Parent company and Consolidated
	Three-month periods ended		Six-month periods ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Net profit (loss) for the period	(3,809,613)	23,908	(4,859,907)	(712,732)

Other comprehensive income	-	-	-	-

Total comprehensive income	(3,809,613)	23,908	(4,859,907)	(712,732)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements

12

AZUL S.A. Statements of changes in equity Periods ended June 30, 2024 and 2023 (In thousands of Brazilian reais – R$)

Description	Note	Issued capital	AFAC (a)	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2023		2,314,821	789	(9,041)	2,029,610	3,106	(25,667,133)	(21,327,848)

Net loss for the period		-	-	-	-	-	(4,859,907)	(4,859,907)

Total comprehensive income		-	-	-	-	-	(4,859,907)	(4,859,907)

Buyback and sale of shares	30	-	-	(2,527)	(69)	-	-	(2,596)
Share-based payment (b)	32	807	(789)	-	23,767	-	-	23,785

At June 30, 2024		2,315,628	-	(11,568)	2,053,308	3,106	(30,527,040)	(26,166,566)

Description	Note	Issued capital	AFAC (a)	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2022		2,313,941	61	(10,204)	1,970,098	5,281	(23,286,677)	(19,007,500)

Net loss for the period		-	-	-	-	-	(712,732)	(712,732)

Total comprehensive income		-	-	-	-	-	(712,732)	(712,732)

Share buyback	30	-	-	(2,881)	-	-	-	(2,881)
Share-based payment (b)	32	61	758	-	40,294	-	-	41,113

At June 30, 2023		2,314,002	819	(13,085)	2,010,392	5,281	(23,999,409)	(19,682,000)

(a)	Advance for future capital increase
(b)	Refers to the receipt of the exercise of share options and the vesting of share-based compensation plans (Stock option and RSU).

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

13

AZUL S.A. Statements of cash flows Periods ended June 30, 2024 and 2023 (In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	Six-month periods ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Cash flows from operating activities
Loss for the period	(4,859,907)	(712,732)	(4,859,907)	(712,732)
Result reconciliation items
Depreciation and amortization	-	-	1,225,914	1,194,819
Gain (loss) from impairment of assets	-	-	(14,274)	-
Derivative financial results, net	(357,171)	269,837	(358,440)	510,588
Share-based payment	-	-	22,244	42,604
Foreign currency exchange, net	197,711	(91,088)	3,989,508	(1,679,991)
Financial result	149,089	125,050	2,414,826	2,219,057
Movement of provisions, net	(15)	3,192	33,768	134,121
Recovery of expenses and write-offs of other assets	-	-	(481,690)	169,999
Result from modification of lease	-	-	(88,924)	(50,002)
Result in the write-off of fixed assets, right of use, intangible assets and inventories	-	-	(38,999)	40,978
Deferred income tax and social contribution	(39,526)	-	(39,526)	-
Sale and leaseback	-	-	(27,441)	-
Others	-	-	38,809	-
Equity	4,888,775	454,910	-	-
Reconciled result	(21,044)	49,169	1,815,868	1,869,441

Changes in operating assets and liabilities
Accounts receivable	-	-	248,018	522,793
Aircraft sublease	-	-	-	16,828
Inventories	-	-	(161,432)	3,935
Deposits	-	7	(230,541)	(121,927)
Taxes recoverable	4,878	2,805	1,305	47,574
Derivative financial results, net	-	-	(15,439)	(122,564)
Advances to suppliers	-	-	(840,355)	(924,679)
Other assets	(5,083)	(8,833)	(167,740)	(121,859)
Accounts payable	30	4,550	1,215,661	924,519
Airport taxes and fees	-	-	(19,895)	314,893
Air traffic liability and loyalty program	-	-	497,690	294,587
Salaries and benefits	106	(3,055)	96,413	31,374
Taxes payable	(206)	(160)	(3,261)	(1,136)
Provisions	-	-	(200,105)	(249,132)
Other liabilities	-	-	1,850	(2,967)

Total changes in operating assets and liabilities	(275)	(4,686)	422,169	612,239

Interest paid	(86,469)	(52,591)	(1,123,122)	(845,257)

Net cash provided (used) by operating activities	(107,788)	(8,108)	1,114,915	1,636,423

Cash flows from investing activities
Short and long-term investments
Acquisition of short and long-term investments	-	-	(107,424)	-
Cash received in the sale and leaseback operation	-	-	10,322	-
Acquisition of intangible assets	-	-	(78,398)	(92,525)
Acquisition of property and equipment	-	-	(450,594)	(102,727)
Acquisition of capitalized maintenance	-	-	(222,736)	(108,358)
Net cash used by investing activities	-	-	(848,830)	(303,610)

Cash flows from financing activities
Loans and financing
Proceeds	250,000	-	2,279,918	902,252
Repayment	-	-	(1,021,728)	(565,030)
Reverse factoring	-	-	(402,814)	(727,368)
Lease payment	-	-	(1,533,554)	(975,146)
Payment of costs with proceeds	(4,446)	-	(46,953)	(15,493)
Related parties	(135,944)	5,007	-	-
Advance for future capital increase	18	819	18	819
Treasury shares	(2,596)	(2,881)	(2,596)	(2,881)
Net cash provided (used) by financing activities	107,032	2,945	(727,709)	(1,382,847)

Exchange rate changes on cash and cash equivalents	121	(149)	3,869	(2,104)

Decrease in cash and cash equivalents	(635)	(5,312)	(457,755)	(52,138)

Cash and cash equivalents at the beginning of the period	2,809	8,117	1,897,336	668,348
Cash and cash equivalents at the end of the period	2,174	2,805	1,439,581	616,210

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

14

AZUL S.A. Statements of value added Periods ended June 30, 2024 and 2023 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
		Six-month periods ended
	Note	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Gross sales revenue
Passenger revenue	33	-	-	8,217,591	8,120,213
Other revenues	33	-	-	700,673	707,732
Expected loss with accounts receivable	7	-	-	1,169	(2,648)
		-	-	8,919,433	8,825,297
Inputs acquired from third parties
Aircraft fuel		-	-	(2,726,854)	(3,011,619)
Materials, energy, third-party services and others		(9,109)	61,445	(2,207,738)	(2,882,154)
Insurances		(2,642)	-	(44,378)	(26,463)
	34	(11,751)	61,445	(4,978,970)	(5,920,236)

Gross value added		(11,751)	61,445	3,940,463	2,905,061

Retentions	34
Depreciation and amortization		-	-	(1,225,914)	(1,194,819)
Impairment of assets		-	-	14,274	-

Net value added		(11,751)	61,445	2,728,823	1,710,242

Value added received in transfers

Equity	14	(4,888,775)	(454,910)	-	-
Financial income	35	2,619	1,829	95,918	104,449
		(4,886,156)	(453,081)	95,918	104,449

Value added to be distributed		(4,897,907)	(391,636)	2,824,741	1,814,691

Distribution of value added:
Personnel (a)

Salaries and wages		14,599	9,337	885,037	765,625
Benefits		1,708	4,783	187,841	138,419
F.G.T.S.		276	286	78,516	68,493
	34	16,583	14,406	1,151,394	972,537
Taxes, fees and contributions

Federal (b)		(38,415)	1,158	144,682	166,261
State		-	-	24,957	24,836
Municipal		-	-	6,658	2,811
		(38,415)	1,158	176,297	193,908
Third party capital

Financial expenses	35	143,195	127,035	2,558,252	2,455,683
Derivative financial instruments, net	35	(357,171)	269,837	(358,440)	510,588
Foreign currency exchange, net	35	197,808	(91,340)	4,037,168	(1,679,842)
Rentals	34	-	-	119,977	74,549
		(16,168)	305,532	6,356,957	1,360,978

Own capital

Loss for the period		(4,859,907)	(712,732)	(4,859,907)	(712,732)

(a)	Not including INSS in the amount of R$1,022 in the parent company R$ 179,192 in the consolidated, as it is in the federal tax line.
(b)	Includes deferred income tax and social contribution accounted for in the parent company.

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

16

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

1.	OPERATIONS

Azul S.A. (“Azul”), together with its subsidiaries (“Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.

The Azul carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines and ATS Viagens e Turismo Ltda (“Azul Viagens”) for travel packages.

The Azul shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.

The Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1	Organizational structure

The Company organizational structure as of June 30, 2024 is as follows:

17

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The table below lists the operational activities in which the Azul subsidiaries are engaged, as well as the changes in ownership that occurred in period, when applicable.

					% equity interest
Company	Type of investment	Main activity	State	Country	June 30, 2024	December 31, 2023
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Direct	Holding of equity interests in other companies	George Town	Cayman Islands	24.8%	24.8%
Azul IP Cayman Ltd. (Azul Cayman)	Indirect	Intellectual property owner	George Town	Cayman Islands	100.0%	100.0%
IntelAzul S.A. (IntelAzul)	Direct	Frequent-flyer program	São Paulo	Brazil	100.0%	100.0%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25.0%	25.0%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	São Paulo	Brazil	100.0%	100.0%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25.0%	25.0%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	São Paulo	Brazil	100.0%	100.0%
ATS Viagens e Turismo Ltda. (Azul Viagens)	Indirect	Travel packages	São Paulo	Brazil	99.9%	99.9%
ATSVP Viagens Portugal, Unipessoal LDA (Azul Viagens Portugal)	Indirect	Travel packages	Lisbon	Portugal	100.0%	100.0%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25.0%	25.0%
Cruzeiro Participações S.A (Cruzeiro)	Indirect	Holding of equity interests in other companies	São Paulo	Brazil	99.9%	99.9%
Azul Investments LLP (Azul Investments)	Indirect	Funding	Delaware	USA	100.0%	100.0%
Azul SOL LLC (Azul SOL)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Azul Finance LLC (Azul Finance)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Azul Finance 2 LLC (Azul Finance 2)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Blue Sabiá LLC (Blue Sabiá)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Canela Turbo Three LLC (Canela Turbo)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Azul Saira LLC (Azul Saira)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Azul Secured Finance LLP (Azul Secured)	Indirect	Funding	Delaware	USA	100.0%	100.0%

1.2	Seasonality

The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between periods of the fiscal year.

18

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

2.	GOING CONCERN

2.1	Management Statement

In view of the above, management assessed and concluded that the Company is capable of continuing its operations and fulfilling its obligations in accordance with the contracted maturities. This assessment is based on the Company's business plan approved by the Board of Directors in December, 2023. The Company's business plans include planned future actions, macroeconomic and aviation sector assumptions, such as level of demand for air transport with corresponding increase in traffic and fares, estimated exchange rates and fuel prices. The Company's Management monitors and informs the Board of Directors about performance in relation to the approved plan.

Based on this conclusion, this interim condensed individual and consolidated financial statements were prepared based on the going concern principle operational.

Management confirms that all relevant information specific to interim condensed individual and consolidated financial statements is being disclosed, and corresponds to that used by it in the development of its business management activities.

2.2	Debt restructuring

Until June 30, 2024, Azul's Management continued the process of restructuring its debts, as presented in detail in these interim condensed individual and consolidated financial statements.

2.3	Extreme weather event

During the quarter ended June 30, 2024, there was an extreme weather event with heavy rains in the central region of the State of Rio Grande do Sul in Brazil, making it impossible to provide air services, due to flooding and the consequent closure of its main airport.

In order to face this challenging scenario, the Company began to monitor and establish operational and financial strategies to get through this period until the resumption of operations, increasing flights to nearby cities, in order to serve affected passengers.

The Company dedicated humanitarian efforts with the aim of supporting actions carried out by local authorities who acted in response to the emergency with the affected population.

19

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

2.4	Net working capital and capital structure

As of June 30, 2024, the Company's working capital and liquid equity position are as shown below:

Description	June 30, 2024	December 31, 2023	Variation

Net working capital	(12,449,127)	(9,704,733)	(2,744,394)
Equity	(26,166,566)	(21,327,848)	(4,838,718)

The negative variation in the balance of net working capital, is mainly due to the increase in liabilities in foreign currency, due to the 14.8% devaluation of the real against the US dollar and the postponement of accounts payable.

The negative variation of equity is mainly, due to the Company's negative financial result, which exceeds by R$4,899,145 due to foreign currency exchange and interest on leases and loans and financing.

3.  BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONDENSED INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Company’s interim condensed individual and consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), specifically IAS 34 – Interim Financial Reporting. The accounting practices adopted in Brazil include those included in the Brazilian corporation law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s interim condensed individual and consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency. All currencies shown are expressed in thousands unless otherwise noted.

The Company operates mainly through its aircraft and other assets that support flight operations, making up its cash generating unit (CGU) and its only reportable segment: air transport.

The preparation of the Company's interim condensed individual and consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of assets, liabilities, income, and expenses in future years.

When preparing these interim condensed individual and consolidated financial statements of the Company, Management used the following disclosure criteria to understand the changes observed in the equity and in its performance, since the end of the last fiscal year ended December 31, 2023, disclosed on April 12, 2024: (i) regulatory requirements; (ii) relevance and specificity of the information on the operations; (iii) informational needs of users of the interim condensed individual and consolidated financial statements; and (iv) information from other entities participating in the passenger air transport market.

20

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

As a consequence of the improvements made to the presentation of some items in the statements of cash flows and costs and expenses by nature, the following reclassifications were carried out to ensure comparability of balances from the previous period:

	Parent company
	June 30, 2023
Statements of Cash Flows	As reported	Reclassifications	Reclassified

Changes in operating assets and liabilities

Prepaid expenses	(8,833)	8,833	-
Other assets	-	(8,833)	(8,833)

Total	(8,833)	-	(8,833)

	Consolidated
	June 30, 2023
Statements of Cash Flows	As reported	Reclassifications	Reclassified

Changes in operating assets and liabilities

Prepaid expenses	(118,423)	118,423	-
Other assets	(3,436)	(118,423)	(121,859)
Insurance payable	(54,169)	54,169	-
Accounts payable	978,688	(54,169)	924,519

Total	802,660	-	802,660

	Consolidated
	June 30, 2023
Costs and expenses by nature	As reported	Reclassifications	Reclassified

Cost of services

Rental	-	(74,549)	(74,549)
Other	(955,135)	74,549	(880,586)
	(955,135)	-	(955,135)

The interim condensed individual and consolidated financial statements have been prepared based on the historical cost, except for the items significant:

Fair value:

•      Short-term investments –TAP Bond;

•      Derivative financial instruments; and

21

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

•      Debenture conversion right.

Other:

•      Investments accounted for under the equity method.

3.1	Approval and authorization for issue of the interim condensed individual and consolidated financial statements

The approval and authorization for issue of these interim condensed individual and consolidated financial statements occurred by the board of directors on August,10 2024.

4.	MATERIAL ACCOUNTING POLICIES

The interim condensed individual and consolidated financial statements of the company was prepared based on the policies, practices and methods of calculating estimates adopted and presented in detail in the financial statements for the year ended December 31, 2023 and disclosed on April 12, 2024 and, therefore, must be read together.

4.1	New, changes and interpretations of relevant accounting standards and pronouncements

The following accounting standards came into effect on January 1, 2024 and did not significantly impact the Company's balance sheet or income statement.

Norm	Charge

CPC 26 (R1) – equivalent to IAS 1	Classification of liabilities as current and non-current
CPC 06 (R2) – equivalent to IFRS 16	Lease liabilities in a sale and leaseback transaction
CPC 03 (R2) – equivalent to IAS 7 e CPC 40 - equivalent to IFRS 7	Reverse factoring

4.2	Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect on the balance sheet date, and any difference resulting from currency conversion is recorded under the heading “Foreign currency exchange, net” in the statements of operation.

The exchange rates to Brazilian reais are as follows:

	Final exchange rates
Description	June 30, 2024	December 31, 2023	Variation %

U.S. dollar	5.5589	4.8413	14.8%
Euro	5.9547	5.3516	11.3%

	Average exchange rates
	Three-month periods ended			Six-month periods ended
Description	June 30, 2024	June 30, 2023	Variation %	June 30, 2024	June 30, 2023	Variation %

U.S. dollar	5.2129	4.9485	5.3%	5.0843	5.0744	0.2%
Euro	5.6132	5.3867	4.2%	5.4969	5.4831	0.3%

5.	CASH AND CASH EQUIVALENTS

		Parent company		Consolidated
Description	Weighted average rate p.a.	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Cash and bank deposits	-	927	1,709	266,814	271,857
Cash equivalents:
Bank Deposit Certificate - CDB	100.2% do CDI	-	-	657,564	1,354,020
Repurchase agreements	97.8% do CDI	1,247	1,100	198,011	268,432
Time Deposit (a)	5.0%	-	-	42,497	2,985
Investments funds	11.6%	-	-	274,695	42
		2,174	2,809	1,439,581	1,897,336

(a)  Investment in U.S. dollar.

6.	SHORT AND LONG-TERM INVESTMENTS

			Consolidated
Description	Weighted average rate p.a.	Maturity	June 30, 2024	December 31, 2023

TAP Bond	7.5%	Mar-26	884,454	780,312
Investments funds	16.9%	Jun-26	107,792	-

			992,246	780,312

Current			35,931	-
Non-current			956,315	780,312

22

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

7.	ACCOUNTS RECEIVABLE

	Consolidated
Description	June 30, 2024	December 31, 2023
Local currency

Credit card companies	244,278	498,609
Cargo and travel agencies	291,646	282,654
Travel package financing entities	736	29,203
Loyalty program partners	115,372	114,932
Others	53,998	40,121

Total local currency	706,030	965,519

Foreign currency

Credit card companies	16,672	18,556
Reimbursement receivable for maintenance reserves	27,874	57,528
Airline partner companies	5,633	8,612
Clearinghouse - agencies and cargo	24,883	30,533
Others	278,949	55,894

Total foreign currency	354,011	171,123

Total	1,060,041	1,136,642

Allowance for expected credit losses	(26,065)	(27,234)

Total net	1,033,976	1,109,408

The increase in “Other” accounts receivable in foreign currency mainly refers to contractual guarantees from aeronautical items.

In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, through advance payment with credit card companies.

During the six months ended June 30, 2024, the Company anticipated the receipt of R$5,783,793 in accounts receivable from credit card administrators, without right of return, with an average cost of 0.9% p.m. on the anticipated amount. On the same date, the balance of accounts receivable is net of R$3,226,034 due to such advances (R$3,349,391 on December 31, 2023).

The breakdown of accounts receivable by maturity, net of allowance for expected losses, is as follows:

	Consolidated
Description	June 30, 2024	December 31, 2023

Not past due	890,577	970,145
Over 1 to 90 days	106,466	122,040
Over 90 days	36,933	17,223

Total	1,033,976	1,109,408

23

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The movement of expected losses is presented below:

	Consolidated
Description	June 30, 2024	June 30, 2023

Balances at the beginning the period	(27,234)	(24,084)
Additions	(15,094)	(2,654)
Reversal	15,873	-
Write-off of uncollectible amounts	390	6

Balances at the end of the period	(26,065)	(26,732)

8.	AIRCRAFT SUBLEASE

	Consolidated
Description	June 30, 2024	December 31, 2023

2024	4,419	15,386
2025	8,838	15,386
2026	2,132	4,001

Gross sublease	15,389	34,773
Accrued interest	(1,508)	(3,971)
Net sublease	13,881	30,802

Current	8,330	14,592
Non-current	5,551	16,210

9.	INVENTORIES

	Consolidated
Description	June 30, 2024	December 31, 2023

Maintenance materials and parts	1,032,740	825,499
Flight attendance, uniforms and others	27,835	21,367
Provision for losses	(60,150)	(47,658)
Total net	1,000,425	799,208

24

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

10.	DEPOSITS

	Parent company		Consolidated
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Security deposits	8,959	7,872	529,746	418,537
Maintenance reserves	-	-	2,634,541	2,153,310

Total	8,959	7,872	3,164,287	2,571,847

Provision for loss	-	-	(265,311)	(278,352)

Total net	8,959	7,872	2,898,976	2,293,495

Current	8,959	7,802	698,585	515,692
Non-current	-	70	2,200,391	1,777,803

The movement of security deposits and maintenance reserves is as follows:

	Parent company	Consolidated
Description	Security deposits	Security deposits	Maintenance reserves	Total

At December 31, 2023	7,872	418,537	1,874,958	2,293,495

Additions	-	93,506	214,545	308,051
Returns	(70)	(34,852)	(50,186)	(85,038)
Provision movement	-	-	54,350	54,350
Use by the lessor	-	-	(10,511)	(10,511)
Foreign currency exchange	1,157	52,555	286,074	338,629

At June 30, 2024	8,959	529,746	2,369,230	2,898,976

At June 30, 2024
Current	8,959	63,373	635,212	698,585
Non-current	-	466,373	1,734,018	2,200,391

At December 31, 2023
Current	7,802	64,788	450,904	515,692
Non-current	70	353,749	1,424,054	1,777,803

The movement of the allowance for maintenance reserves losses is as follows:

	Consolidated
Description	June 30, 2024	June 30, 2023

Balances at the beginning of the period	(278,352)	(446,342)
Additions	(21,287)	(86,046)
Reversals	68,566	57,415
Use by the lessor	7,071	64,624
Foreign currency exchange	(41,309)	34,820
Balances at the end of the period	(265,311)	(375,529)

25

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

11.	TAXES RECOVERABLE

	Parent company		Consolidated
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

PIS and COFINS	-	-	63,003	73,029
IRPJ and CSLL	27	4,917	385	8,315
ICMS	-	-	17,832	19,940
Taxes withheld	79	67	140,765	121,216
Provision for losses for taxes with held	-	-	(4,464)	(3,875)
Others	-	-	833	808

	106	4,984	218,354	219,433

12.	ADVANCE TO SUPPLIERS

	Consolidated
Description	June 30, 2024	December 31, 2023

Local currency	87,920	118,442
Foreign currency	105,538	102,609
	193,458	221,051

These amounts are presented net of provisions for losses in the amount of R$45,990 (R$28,676 as of December 31, 2023).

26

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

13.	INCOME TAX AND CONTRIBUTION

13.1	Breakdown of deferred taxes

	Parent company			Consolidated
Description	December 31, 2023	Profit or loss	June 30, 2024	December 31, 2023	Profit or loss	June 30, 2024

Deffered liabilities

Breakage	-	-	-	(195,923)	(40,096)	(236,019)
Foreign currency exchange	(191,219)	(154,413)	(345,632)	(191,219)	(154,413)	(345,632)
Leases	-	-	-	(3,034,585)	(296,781)	(3,331,366)
Others	-	-	-	(1,057)	-	(1,057)

	(191,219)	(154,413)	(345,632)	(3,422,784)	(491,290)	(3,914,074)

Deffered assets

Impairment	-	-	-	48,889	(9,319)	39,570
Financial instruments	-	-	-	21,112	(9,885)	11,227
Foreign currency exchange	149,986	200,705	350,691	149,986	200,705	350,691
Temporary provisions	1,707	(205)	1,502	1,403,989	168,076	1,572,065
Leases	-	-	-	4,199,370	627,171	4,826,541

	151,693	200,500	352,193	5,823,346	976,748	6,800,094

Deffered assets reducer	-	(6,561)	(6,561)	(2,440,088)	(445,932)	(2,886,020)

	151,693	193,939	345,632	3,383,258	530,816	3,914,074

Total income tax and deferred social contribution	(39,526)	39,526	-	(39,526)	39,526	-

13.2	Reconciliation of the effective income tax rate

	Parent company
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Profit (loss) before income tax and social contribution	(3,842,359)	23,908	(4,899,433)	(712,732)
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	1,306,402	(8,129)	1,665,807	242,329

Adjustments to determine the effective rate
Equity	(1,293,320)	50,791	(1,662,184)	(154,669)
Unrecorded and recorded benefit no tax losses and temporary differences	(41,457)	34,032	(67,147)	28,446
Mark to market of convertible instruments	69,903	(64,191)	121,438	(91,744)
Permanent differences	(8,782)	(12,503)	(18,388)	(24,362)
	32,746	-	39,526	-

Deferred income tax and social contribution	32,746	-	39,526	-

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Profit (loss) before income tax and social contribution	(3,842,071)	23,908	(4,899,145)	(712,732)
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	1,306,304	(8,129)	1,665,709	242,329

Adjustments to determine the effective rate
Unrecorded and recorded benefit no tax losses and temporary differences	(1,339,576)	90,226	(1,758,128)	(159,522)
Mark to market of convertible instruments	69,903	(64,191)	121,438	(91,744)
Permanent differences	(9,770)	(16,727)	(19,690)	436
Others	5,597	(1,179)	29,909	8,501
	32,458	-	39,238	-

Current income tax and social contribution	(288)	-	(288)	-
Deferred income tax and social contribution	32,746	-	39,526	-
	32,458	-	39,238	-

The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits on which deferred tax assets were not created as it is not probable that future taxable profits will be available for the Company to use the benefits thereof, as below:

	Parent company		Consolidated
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Tax losses and negative bases	1,044,741	924,637	21,061,248	18,325,916

Tax loss (25%)	261,185	231,159	5,265,312	4,581,479
Negative social contribution base (9%)	94,027	83,217	1,895,512	1,649,332

27

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

14.	INVESTMENTS

14.1	Direct investments

	Company equity interest
Description	Paid-up capital	Voting capital	Equity

December 31, 2023
ALAB	100.0%	100.0%	(20,130,955)
IntelAzul	100.0%	100.0%	(20,209)
Goodwill – IntelAzul	100.0%	100.0%	780,991
Azul Cayman Holdco (a)	24.8%	24.8%	-
Total			(19,370,173)

June 30, 2024
ALAB	100.0%	100.0%	(24,994,966)
IntelAzul	100.0%	100.0%	(21,206)
Goodwill – IntelAzul	100.0%	100.0%	780,991
Azul Cayman Holdco (a)	24.8%	24.8%	-
Total			(24,235,181)

(a) Considering indirect investments, the Company's share totals 99.8%.

14.2	Movement of the investments

Description	ALAB	IntelAzul	Total

December 31, 2023	(20,130,955)	760,782	(19,370,173)

Equity	(4,887,778)	(997)	(4,888,775)
Share-based payment	23,767	-	23,767

June 30, 2024	(24,994,966)	759,785	(24,235,181)

Investments			759,785
Provision for loss on investment			(24,994,966)

28

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

15.	PROPERTY AND EQUIPMENT

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Transfers (b)	June 30, 2024

Cost
Aircraft (a)		2,674,113	297,082	(110,474)	(42,333)	2,818,388
Improvements		555,412	23,868	(5,400)	55,780	629,660
Equipment and facilities		195,810	14,478	(2,866)	-	207,422
Others		29,231	12,334	(3,229)	-	38,336
Construction in progress		96,095	9,079	(59,036)	(21,845)	24,293
Advance payments for acquisition of aircraft		298,040	434,063	-	-	732,103
		3,848,701	790,904	(181,005)	(8,398)	4,450,202

Depreciation
Aircraft (a)	7%	(1,075,924)	(99,790)	19,604	-	(1,156,110)
Improvements	15%	(188,987)	(40,846)	4,764	-	(225,069)
Equipment and facilities	13%	(120,860)	(13,095)	2,861	-	(131,094)
Others	8%	(23,289)	(1,219)	3,222	-	(21,286)
		(1,409,060)	(154,950)	30,451	-	(1,533,559)

Property and equipment		2,439,641	635,954	(150,554)	(8,398)	2,916,643

Impairment		(143,790)	-	14,274	-	(129,516)

Total property and equipment, net		2,295,851	635,954	(136,280)	(8,398)	2,787,127

(a)  Includes aircraft, engines, simulators and equipment flight.

(b)  The transfer balances are between the groups “Property and equipment” and “Right-of-use assets”.

During the six months ended June 30, 2024, the Company carried out “sale and leaseback” transactions for an engine, where the revenue, net of sales costs, corresponds to a gain of R$27,441 (there were no operations of this nature on June 30, 2023) and is recognized under the heading “Other costs of services provided”.

29

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

16.	RIGHT-OF-USE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Modifica-tions	Transfers (b)	June 30, 2024

Cost
Aircraft (a)		14,279,939	1,025,062	(370,242)	181,553	53,391	15,169,703
Maintenance of aircraft and engines		1,552,036	260,774	(27,271)	(7,005)	-	1,778,534
Restoration of aircraft and engines		1,699,610	285,575	(20,406)	(86,624)	-	1,878,155
Others		324,650	34,022	(5,203)	643	-	354,112
		17,856,235	1,605,433	(423,122)	88,567	53,391	19,180,504

Depreciation
Aircraft (a)	8%	(7,417,554)	(582,160)	370,242	-	-	(7,629,472)
Maintenance of aircraft and engines	20%	(616,379)	(151,996)	27,271	-	-	(741,104)
Restoration of aircraft and engines	24%	(701,501)	(204,400)	20,406	104,101	-	(781,394)
Others	18%	(109,243)	(28,906)	2,298	-	-	(135,851)
		(8,844,677)	(967,462)	420,217	104,101	-	(9,287,821)

Right-of-use assets, net		9,011,558	637,971	(2,905)	192,668	53,391	9,892,683

(a)	Includes aircraft, engines and simulators.
(b)	The transfer balances are between the groups “Aircraft sublease”, “Property and equipment”, “Right-of-use assets”, “Inventories” and “Other assets”.

17.	INTANGIBLE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	June 30, 2024

Cost
Goodwill	-	901,417	-	-	901,417
Slots	-	126,547	-	-	126,547
Software	-	776,311	145,009	(133,513)	787,807
		1,804,275	145,009	(133,513)	1,815,771

Amortization
Software	27%	(341,028)	(104,321)	133,270	(312,079)
		(341,028)	(104,321)	133,270	(312,079)

Total intangible assets, net		1,463,247	40,688	(243)	1,503,692

30

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.	LOANS AND FINANCING

Parent company
Description	Average nominal rate p.a.	Effective rate	Maturity	December 31, 2023	Funding (–) costs	Payment of interest	Interest incurred	Amortized cost	June 30, 2024

In local currency - R$

Debentures	CDI + 6%	20.7%	Sep-24	-	245,554	(10,087)	10,568	2,393	248,428

Total in R$				-	245,554	(10,087)	10,568	2,393	248,428

Current				-					248,428
Non-current				-					-

31

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Consolidated
Description	Average nominal rate p.a.	Effective rate	Maturity	December 31, 2023	Funding (–) costs	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Effects of restructuring	Amortized cost	June 30, 2024

In foreign currency – US$

Senior notes – 2024	5.9%	6.3%	Oct-24	332,099	-	-	(10,331)	9,866	49,811	-	495	381,940
Senior notes – 2026	7.3%	7.8%	Jun-26	152,572	-	-	(6,172)	6,325	22,698	-	324	175,747
Senior notes – 2028	11.9%	13.5%	Aug-28	3,922,731	727,296	-	(280,011)	292,455	689,184	-	17,068	5,368,723
Senior notes – 2029	11.5%	11.5%	May-29	1,165,545	-	-	(69,278)	70,338	171,702	-	-	1,338,307
Senior notes – 2030	10.9%	10.9%	May-30	2,777,513	-	-	(156,204)	158,594	409,306	-	-	3,189,209

Aircraft, engines and others	4.9%	5.8%	Mar-29	284,279	-	(144,828)	(7,058)	5,648	28,033	-	763	166,837
	Sofr 1M + 4.6%	10.0%	May-26	79,086	221,108	-	(10,159)	12,260	33,423	-	-	335,718
				8,713,825	948,404	(144,828)	(539,213)	555,486	1,404,157	-	18,650	10,956,481

In local currency - R$

Working capital	CDI + 1.6%	18.6%	Jan-25	27,491	982,796	(477,191)	(9,811)	9,862	-	-	4,353	537,500
			Sep-25	2,157	-	-	-	-	-	-	-	2,157

Debentures	CDI + 5.6%	16.7%	Dec-28	919,072	522,873	(387,676)	(68,805)	60,357	-	18,173	10,674	1,074,668

Aircraft, engines and others	Selic + 5.5%	17.4%	May-25	12,771	-	(2,734)	(2,203)	838	-	-	18	8,690
	6.4%	6.4%	Mar-27	23,596	-	(9,299)	(648)	614	-	-	-	14,263
				985,087	1,505,669	(876,900)	(81,467)	71,671	-	18,173	15,045	1,637,278

Total in R$				9,698,912	2,454,073	(1,021,728)	(620,680)	627,157	1,404,157	18,173	33,695	12,593,759

Current				1,100,051								1,495,194
Non-current				8,598,861								11,098,565

32

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.1       Schedule of amortization of debt

Parent company
Description	June 30, 2024

2024	248,428

There was no comparative balance as of December 31, 2023.

	Consolidated
Description	June 30, 2024	December 31, 2023

2024	772,395	1,100,051
2025	984,539	222,201
2026	754,332	355,930
2027	141,937	116,146
2028	5,455,082	3,998,142
After 2028	4,485,474	3,906,442
	12,593,759	9,698,912

Current	1,495,194	1,100,051
Non-current	11,098,565	8,598,861

18.2	New funding

18.2.1  Senior notes 2028

In February 2024, the subsidiary Azul Secured issued additional notes in the principal amount of R$740,585 (equivalent to US$148,700), with costs of R$13,289. These notes were issued to qualified institutional investors and there was no change in payment and interest conditions.

18.2.2  Aircraft and engines

In January and April 2024, the subsidiary Azul Finance funding R$77,175 and R$143,933, respectively, with interest of 4.6% p.a. plus the variation in the Secured Overnight Financing Rate (“SOFR”) and maturity in May 2026.

18.2.3  Working capital

In March 2024, the subsidiary ALAB funding R$450,000, with costs of R$1,802, with interest equivalent to CDI+1.5% p.a. and single payment of interest and principal in the second quarter of 2024. In April 2024, the debt was renegotiated, resulting in the postponement of the payment deadline to June 2024 with additional costs of R$2,354. In June 2024 the balance was paid off.

In June 2024, the subsidiary ALAB funding R$556,000, with costs of R$19,048, interest equivalent to CDI+1.6% p.a. and single payment of interest and principal in January 2025.

33

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.2.4  Debentures

In March 2024, the Board of Directors approved the issuance of simple debentures not convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series, in the total amount of R$250,000, with fundraising costs of R$4,446, with a nominal unit value of R$1, rate equivalent to CDI+6.0% p.a., payment of quarterly interest from June 2024 and maturity in March 2027. In June 2024, the expiration date was changed to September 2024.

In June 2024, the Board of Directors approved the issuance of simple debentures not convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series, from the subsidiary ALAB, in a total value of up to R$600,000. In June 2024, the subsidiary ALAB issued the amount of R$283,333, with costs of R$3,417, nominal unit value of R$1, rate equivalent to CDI+6.3% p.a., payment of monthly interest from July 2024, maturity in June 2026 and annual measurement of restrictive clauses (“covenants”).

18.3	Renegotiations

18.3.1  Debentures

During the second quarter, the subsidiary ALAB renegotiated the terms of the debentures, with a total value of R$700,000, with costs of R$2,597 in order to postpone the due date of the principal installments from 2024 to March 2025. There was no change in rates of interest.

In accordance with CPC 48 – Financial Instruments, equivalent to IFRS 9, the Company concluded that the renegotiation does not fall within the scope of debt extinguishment.

18.4	Covenants

In the quarter, the Company did not measure restrictive clauses (“covenants”) in its loan and financing contracts, therefore, the related debt continues to be classified in these interim condensed individual and consolidated financial statements in accordance with the contractual flow originally established.

34

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.   LEASES

In 2023, the Company defined the renegotiation conditions and began to sign definitive agreements with the lessors, who agreed to receive negotiable debt securities maturing in 2030 (“Notes”) and debt with the possibility of settlement in Azul preferred shares or cash, at the discretion of the Company (“Equity”) in order to reflect the Company's new cash generation, its better capital structure and the reduction in its credit risk. During the six months ended June 30, 2024, the Company renegotiated 17 lease contracts under these conditions.

	Parent company		Consolidated
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Leases	-	-	14,309,033	12,455,827
Leases – Notes	-	-	1,203,942	1,030,845
Leases – Equity	2,372,856	1,659,739	2,372,856	1,659,739
	2,372,856	1,659,739	17,885,831	15,146,411

Current liabilities	712,974	216,388	4,494,473	3,687,392
Non-current assets	1,659,882	1,443,351	13,391,358	11,459,019

35

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.1	Leases

Consolidated

Description	Average remaining term	Weighted average rate	December 31, 2023	Additions	Modifications	Payments	Interest incurred	Transfers (b)	Write-offs	Foreign currency exchange	June 30, 2024

Lease without purchase option:
Aircraft (a)	7.5	15.9%	11,567,882	1,022,742	142,123	(1,658,934)	867,437	(287,035)	(17,942)	1,687,801	13,324,074
Others	4.4	10.7%	237,254	34,022	643	(31,800)	11,410	-	(4,117)	21,570	268,982
Lease with purchase option:
Aircraft (a)	4.6	12.8%	650,691	-	27,794	(101,937)	45,848	-	-	93,581	715,977

			12,455,827	1,056,764	170,560	(1,792,671)	924,695	(287,035)	(22,059)	1,802,952	14,309,033

Current			3,349,056								3,642,153
Non-current			9,106,771								10,666,880

(a)     Includes aircraft, engines and simulators.

(b)     Transfer balances are between the “Leases” classifications.

19.2	Leases – Notes

Consolidated
Description	Average remaining term	Weighted average rate	December 31, 2023	Payments	Interest incurred	Foreign currency exchange	June 30, 2024

Financing with lessors – Notes	6.0	14.8%	1,030,845	(53,931)	74,992	152,036	1,203,942

Total			1,030,845	(53,931)	74,992	152,036	1,203,942

Current			121,948				139,346
Non-current			908,897				1,064,596

36

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.3	Leases – Equity

Parent Company and Consolidated
Description	Average remaining term	Weighted average rate	December 31, 2023	Interest incurred	Transfers (a)	Foreign currency exchange	June 30, 2024

Financing with lessors – Equity	3.1	14.4%	1,659,739	136,635	287,035	289,447	2,372,856

Total			1,659,739	136,635	287,035	289,447	2,372,856

Current			216,388				712,974
Non-current			1,443,351				1,659,882

(a)  Transfer balances are classified as “Leases”.

37

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.4	Schedule of amortization of leases

	Consolidated
Description	June 30, 2024	December 31, 2023

2024	2,152,833	3,570,147
2025	3,425,632	2,851,258
2026	3,161,752	2,615,718
2027	2,746,008	2,226,313
2028	2,476,896	1,987,968
After 2028	10,054,103	7,606,103
Minimum lease payments	24,017,224	20,857,507

Financial charges	(9,708,191)	(8,401,680)

Present value of minimum lease payments	14,309,033	12,455,827

Current	3,642,153	3,349,056
Non-current	10,666,880	9,106,771

19.5	Schedule of amortization of leases – Notes
	Consolidated
Description	June 30, 2024	December 31, 2023

2024	89,461	130,432
2025	119,282	103,883
2026	119,282	103,883
2027	119,282	103,883
2028	119,282	103,883
After 2028	1,769,342	1,540,940
Minimum lease payments	2,335,931	2,086,904

Financial charges	(1,131,989)	(1,056,059)

Present value of minimum lease payments	1,203,942	1,030,845

Current	139,346	121,948
Non-current	1,064,596	908,897

19.6	Schedule of amortization of leases – Equity
	Parent company and consolidated
Description	June 30, 2024	December 31, 2023

2024	270,863	235,897
2025	972,453	726,247
2026	972,453	726,247
2027	701,591	490,348
Minimum lease payments	2,917,360	2,178,739

Financial charges	(544,504)	(519,000)

Present value of minimum lease payments	2,372,856	1,659,739

Current	712,974	216,388
Non-current	1,659,882	1,443,351

38

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.7	Covenants

In the quarter, the Company does not measure covenants in its lease contracts, therefore, the related debt continues to be classified in these interim condensed individual and consolidated financial statements in accordance with the contractual flow originally established.

20.	CONVERTIBLE DEBT INSTRUMENTS

Parent Company and Consolidated
Description	Average nominal rate p.a.	Effective rate (a)	Maturity	December 31, 2023	Variation of conversion right	Payment of interest	Interest incurred	Foreign currency exchange	June 30, 2024

In foreign currency – US$

Debentures	12.3%	12.3%	Oct-28	1,201,610	(357,171)	(76,382)	128,033	104,901	1,000,991

Total in R$				1,201,610	(357,171)	(76,382)	128,033	104,901	1,000,991

Current				25,807					28,994
Non-current				1,175,803					971,997

(a)	Does not consider the conversion right.

The balance includes the right to convert the debt into Company shares in the amount of R$131,604 (R$488,775 as of December 31, 2023).

20.1	Schedule of amortization

	Parent Company and Consolidated
Description	June 30, 2024	December 31, 2023

2024	28,994	25,807
2028	971,997	1,175,803
	1,000,991	1,201,610

Current	28,994	25,807
Non-current	971,997	1,175,803

39

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

21.	ACCOUNTS PAYABLE

	Parent company		Consolidated
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Accounts payable	10,942	10,651	3,916,152	3,077,225
Accounts payable - Notes	-	-	461,875	401,702
Accounts payable - Equity	146,324	119,841	146,324	119,841

	157,266	130,492	4,524,351	3,598,768

Current	39,233	10,651	3,194,382	2,277,841
Non-current	118,033	119,841	1,329,969	1,320,927

22.   REVERSE FACTORING

The Company promotes negotiations with suppliers with the aim of extending their payment terms. In this way, agreements were signed with financial institutions that allow their suppliers to advance the bonds, mainly fuel, with interest rates varying between 1.19% and 1.30% p.m.

	Consolidated
Description	December 31, 2023	Addition	Payment	Interest paid	Interest incurred	June 30, 2024

Reverse factoring	290,847	160,146	(402,814)	(11,058)	8,372	45,493

	290,847	160,146	(402,814)	(11,058)	8,372	45,493

23.	DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
Changes in fair value	Forward - fuel	Option fuel	Conversion right debentures (a)	Total

At December 31, 2023	(60,102)	12,266	(488,775)	(536,611)

Gains (losses) recognized in result	10,104	(8,835)	357,171	358,440
Payments (receipts)	16,836	(1,397)	-	15,439

At June 30, 2024	(33,162)	2,034	(131,604)	(162,732)

Rights with current derivative financial instruments	2,269	2,034	-	4,303
Rights with non-current derivative financial instruments	88	-	-	88
Obligations with current derivative financial instruments	(35,499)	-	-	(35,499)
Obligations with non-current derivative financial instruments	(20)	-	-	(20)
Non-current convertible instruments	-	-	(131,604)	(131,604)

	(33,162)	2,034	(131,604)	(162,732)

(a)	Balance recorded in the parent company.

40

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

24.	AIRPORT TAXES AND FEES

	Consolidated
Description	June 30, 2024	December 31, 2023

Airport fees	1,377,365	1,490,514
Boarding tax	270,965	248,689
Other taxes	22,291	20,880

	1,670,621	1,760,083

Current	757,492	588,404
Non-current	913,129	1,171,679

25.	AIR TRAFFIC LIABILITY AND LOYALTY PROGRAM

	Consolidated
Description	June 30, 2024	December 31, 2023

Air traffic liability and loyalty program	6,515,669	5,782,121
Breakage	(694,174)	(576,245)
	5,821,495	5,205,876

Average use term (a)	65 days	56 days

(a)  Does not consider the loyalty program.

26.	SALARIES AND BENEFITS

	Parent company		Consolidated
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Short-term benefits	2,450	2,344	532,954	473,060
Share-based payment	-	-	214	1,737

	2,450	2,344	533,168	474,797

41

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

27.	TAXES PAYABLE

	Parent company		Consolidated
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Government installment payment program federal	-	-	166,977	157,970
PIS and COFINS	44	2	335	4,231
Taxes withheld	211	421	64,669	76,520
Import taxes	43	83	16,251	13,483
Others	-	-	3,030	2,251

	298	506	251,262	254,455

Current	298	506	161,816	142,168
Non-current	-	-	89,446	112,287

28.	PROVISIONS

28.1    Composition of provisions

	Consolidated
Description	Return of aircrafts and engines (a)	Tax, civil, labor and risks (b)	Post-employment benefit	Total

At December 31, 2023	2,573,170	557,773	9,910	3,140,853

Moviments	218,767	(6,203)	77	212,641
Write-offs	(45,975)	(154,130)	-	(200,105)
Interest incurred	66,098	(26,445)	486	40,139
Foreign currency exchange	404,129	-	-	404,129

At June 30, 2024	3,216,189	370,995	10,473	3,597,657

At June 30, 2024
Current	343,736	280,972	-	624,708
Non-current	2,872,453	90,023	10,473	2,972,949

At December 31, 2023
Current	497,525	238,905	-	736,430
Non-current	2,075,645	318,868	9,910	2,404,423

(a)     Nominal discount rate 10.7% p.a. (10.7% p.a. as of December 31, 2023).

(b)     Considers provision for civil risks in the amount of R$15 in the parent company.

42

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28.1.1       Tax, civil and labor risks

The balances of the proceedings with estimates of probable and possible losses are shown below:

	Consolidated
	Probable loss		Possible loss
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Tax	241,402	284,638	443,176	432,109
Civil	63,549	131,464	100,214	49,930
Labor	66,044	141,671	156,134	68,789
	370,995	557,773	699,524	550,828

28.1.1.1	Cível

During the quarter ended June 30, 2024, the Company changed the risk of lawsuits involving flight delays and cancellations from probable to possible after a detailed analysis of recent court decisions.

28.1.1.2	Labor

During the quarter ended June 30, 2024, the Company changed the risk of a process involving crew hours on the ground, from probable to possible, taking into account the current stage of the process.

29.	RELATED-PARTY TRANSACTIONS

29.1	Transactions between companies

Observing accounting standards, such transactions were duly eliminated for consolidation purposes:

Parent company
Creditor	Debtor	Type of operation	June 30, 2024	December 31, 2023

Azul	Investment	Debt securities exchange offers – costs	9,718	8,464
Azul	Secured	Issuance of debt securities 2028 – costs	9,264	6,676
Azul	ALAB	Renegotiation of obligations with suppliers – Equity	146,324	119,841
Azul	ALAB	Renegotiation of lease obligations – Equity	2,372,856	1,659,739
Azul	ALAB	Loan	39,254	(86,659)
ALAB	Azul	Renegotiation of convertible debentures – costs	-	(496)
Secured	Azul	Renegotiation of convertible debentures – costs	(11,119)	(9,685)
Secured	Azul	Loan	(733,775)	(639,052)
			1,832,522	1,058,828

Rights with related parties current			741,309	216,388
Rights with related parties non-current			1,836,107	1,578,332
Obligations with current related parties			-	(52,129)
Obligations with related parties non-current			(744,894)	(683,763)

43

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Parent company
Revenue	Expense	Type of operation	June 30, 2024	June 30, 2023

ALAB	Azul	Loan	-	5,007

			-	5,007

29.2	Compensation of key management personnel

Key management personnel comprise the directors, officers and members of the Executive Committee and directors. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Short-term benefits	8,413	7,962	19,853	15,722
Post-employment benefit	228	-	456	-
Share-based payment	11,000	18,781	21,922	37,768

	19,641	26,743	42,231	53,490

Stock-based compensation plan, considers the Stock Options, RSU and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, and does not represent a cash outflow.

29.3	Guarantees and pledges granted by the Parent Company

The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.

29.4	Ticket sales contract

On March, 2018, the Company entered into a ticket sales contract with Caprioli Turismo Ltda., a travel agency owned by the Caprioli family (which holds an indirect stake in the Company through TRIP former shareholders), whereby Caprioli Turismo Ltda. is granted a R$20 credit line for the purchase and resale of tickets for flights operated by the Company. This credit line is guaranteed by a non-interest bearing promissory note in the same amount payable.

44

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

29.5	Breeze

The Company signed sublease agreements with Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted and approved by 97% of the Azul's shareholders at the Extraordinary General Meeting held on March 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.

As of June 30, 2024, the operations with Breeze as recorded the following balances:

		Consolidated
Creditor	Debtor	Type of operation	NE	June 30, 2024	December 31, 2023
ALAB	Breeze	Aircraft sublease	Aircraft sublease	13,881	30,802
ALAB	Breeze	Reimbursement receivable for maintenance reserves	Accounts receivable	5,349	3,901
Breeze	ALAB	Reimbursement receivable for maintenance reserves	Other liabilities	(23,401)	(19,559)

		Consolidated
Revenues	Expenses	Type of operation	NE	June 30, 2024	June 30, 2023
ALAB	Breeze	Interest incurred	Financial income	1,579	3,232

29.6	Lilium

In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH, a wholly owned subsidiary of Lilium N.V. (“Lilium), which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.

As of June 30, 2024, the Company has no outstanding balances with Lilium.

45

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

29.7	Azorra

In August 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”), which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.

The transactions between the Company and the Azorra group are shown below:

Consolidated
Creditor	Debtor	Type of operation	NE	June 30, 2024	December 31, 2023

ALAB	Azorra	Security deposits	Deposits	25,810	4,643
Azorra	ALAB	Leases	Leases	(342,219)	(302,947)
Azorra	Azul Investments	Leases - Notes	Leases	(87,066)	(74,572)
Azorra	Azul	Leases - Equity	Leases	(126,140)	(102,683)

Revenues	Expenses	Type of operation	NE	June 30, 2024	June 30, 2023
Azorra	ALAB	Interest incurred	Financial expense	24,091	8,120

46

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

30.	EQUITY

30.1	Issued capital

	Parent company and Consolidated
	Value		Quantity
Description	Company’s capital	AFAC (a)	Common shares	Preferred shares

At December 31, 2023	2,314,821	789	928,965,058	335,747,796

Capital payment	807	(807)	-	-
Share-based payment	-	18	-	3,000

At June 30, 2024	2,315,628	-	928,965,058	335,750,796

(a) Advance for future capital increase.

The Company's shareholding structure is presented below:

	Parent company and Consolidated
	June 30, 2024			December 31, 2023
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation
			-
David Neeleman	67.0%	2.2%	4.5%	67.0%	2.2%	4.5%
Acionistas Trip (a)	33.0%	3.1%	4.2%	33.0%	4.0%	5.0%
United Airlines Inc	-	5.5%	5.4%	-	8.0%	7.8%
Blackrock	-	5.0%	4.8%	-	5.0%	4.8%
Others	-	84.0%	80.9%	-	80.7%	77.8%
Treasury shares	-	0.2%	0.2%	-	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.

47

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

30.2	Treasury shares

	Parent company and Consolidated
Description	Number of shares	Amount paid	Average cost (in R$)

At December 31, 2023	499,999	9,041	18

Repurchase	210,000	2,596	12
Alienation	(4,125)	(69)	-

At June 30, 2024	705,874	11,568	16

In May 2024, the buyback plan for 1,300,000 preferred shares was approved, maturing in 18 months, in order to keep them in treasury to later meet the obligations of the RSU plan.

31.   EARNINGS (LOSS) PER SHARE

	Parent company and Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Numerator
Net profit (loss) for the period	(3,809,613)	23,908	(4,859,907)	(712,732)

Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	335,124,985	335,648,075	335,062,078	335,635,741
Economic value of preferred shares	75	75	75	75
Weighted average number of equivalent preferred shares (a)	347,511,186	348,034,276	347,448,279	348,021,942
Weighted average number of equivalent common shares (b)	26,063,338,933	26,102,570,683	26,058,620,908	26,101,645,633
Weighted average number of presumed conversions	422,219,654	76,853,338	422,219,654	76,853,338
Weighted average number of shares that would have been issued at average market price	152,780	4,776,446	950,420	2,668,627

Basic earnings (loss) per common share – R$	(0.15)	-	(0.19)	(0.03)
Diluted earnings (loss) per common share – R$	(0.15)	-	(0.19)	(0.03)
Basic earnings (loss) per preferred share – R$	(10.96)	0.07	(13.99)	(2.05)
Diluted earnings (loss) per preferred share – R$	(10.96)	0.07	(13.99)	(2.05)

(a)	This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,201 preferred shares at the conversion ratio of 75 common shares for each preferred share.

(b)	This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.

48

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The diluted result per share is calculated by adjusting the weighted average number of shares in circulation, except those in treasury, for instruments potentially convertible into shares. However, due to the losses recorded in the six months ended June 30, 2024 and 2023, these instruments issued by the Company have a non-dilutive effect and, therefore, were not considered in the total number of shares in circulation to determine the diluted loss per share.

32.      SHARE-BASED PAYMENT

The conditions of the share-based grant plans remain unchanged during the six months ended June 30, 2024.

The movement of the plans is shown below:

	Parent company and Consolidated
	Number of shares
Description	Stock option	RSU	Phantom shares	Total

At December 31, 2023	20,521,684	1,544,065	246,930	22,312,679

Exercised	(3,000)	-	(18,177)	(21,177)
Canceled	(52,368)	(70,053)	-	(122,421)

At June 30, 2024	20,466,316	1,474,012	228,753	22,169,081

	Parent Company and Consolidated
Description	June 30, 2024	December 31, 2023

Share price (in reais)	7.34	16.01
Weighted average price of the stock option (in reais)	5.97	12.93
Weighted average price of the phantom shares (in reais)	10.35	10.35
Cash inflow stock option	18	1,608
Flat cash inflow of phantom shares	188	237
Income tax regarding RSU transfer	-	3,239

The expenses of share-based compensation plans are shown below:

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Stock option	9,996	17,800	20,365	35,601
RSU	1,529	2,223	3,402	4,693
Phantom shares	(736)	1,988	(1,523)	2,310

	10,789	22,011	22,244	42,604

49

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

32.1	Assumptions

32.1.1       Stock option

Date of grant	Option exercise price (in R$)	Everage fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	-	4.0	5,032,800	180,870	180,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	656,000	6,200	6,200
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	-	4.0	2,169,122	708,993	708,993
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	-	4.0	627,810	177,592	177,592
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	-	4.0	820,250	280,124	280,124
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	-	4.0	680,467	442,796	442,796
August 8, 2022	11.07	8.10	70.0%	-	13.0%	25.0%	2.1	4.0	1,774,418	1,717,191	439,962
August 8, 2022	11.07	6.40	68.8%	-	13.2%	33.3%	1.1	3.0	1,514,999	1,385,749	668,500
August 19, 2022	11.07	7.39	67.2%	-	13.6%	100.0%	-	1.0	4,900,000	4,824,333	4,824,333
August 19, 2022	11.07	11.54	74.6%	-	12.7%	20.0%	3.1	5.0	8,900,000	8,900,000	-
July 7, 2023	15.60	10.80	75.4%	-	10.5%	25.0%	3.0	4.0	1,800,000	1,758,468	-
									30,447,866	20,466,316	7,813,370

32.1.2       Restricted stock option

Date of grant	Exercise rate per tranche	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised
June 19, 2020	25.0%	21.80	-	4.0	1,382,582	244,058
July 7, 2021	25.0%	42.67	1.0	4.0	300,000	112,889
July 7, 2022	25.0%	11.72	2.0	4.0	335,593	220,568
July 7, 2022	25.0%	11.72	2.0	4.0	671,186	421,083
July 7, 2023	25.0%	19.32	3.0	4.0	500,000	475,414
					3,189,361	1,474,012

32.1.3       Phantom shares

Date of grant	Option exercise price (in reais)	Average fair value of option	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding	Total options available for exercise
August 7, 2018	20.43	0.13	55.8%	-	11.2%	25.0%	-	4.0	707,400	53,520	53,520
April 30, 2020	10.35	1.02	55.8%	-	11.2%	33.3%	-	3.0	3,250,000	134,983	134,983
April 30, 2020	10.35	1.77	62.7%	-	11.5%	25.0%	-	4.0	1,600,000	38,820	38,820
August 17, 2021	33.99	0.57	64.3%	-	11.7%	25.0%	1.1	4.0	580,000	1,430	1,430
									6,137,400	228,753	228,753

50

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

33.   SALES REVENUE

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue
Passenger revenue	3,859,945	3,945,037	8,217,591	8,120,213
Other revenues	344,694	358,231	700,673	707,732

Total	4,204,639	4,303,268	8,918,264	8,827,945

Taxes levied
Passenger revenue (a)	(881)	(5,172)	(1,487)	(12,048)
Other revenues	(31,013)	(43,901)	(65,620)	(83,374)

Total taxes	(31,894)	(49,073)	(67,107)	(95,422)

Total revenue	4,172,745	4,254,195	8,851,157	8,732,523

(a)	As of January 1, 2023, the PIS and COFINS rates on revenues arising from regular passenger air transport activities were reduced to zero, in accordance with Law 14,592/2023.

Revenues by geographical location are as follows:

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Domestic revenue	3,420,602	3,305,766	7,233,915	6,810,712
Foreign revenue	752,143	948,429	1,617,242	1,921,811

Total revenue	4,172,745	4,254,195	8,851,157	8,732,523

51

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

34.   COSTS AND EXPENSES BY NATURE

	Parent company
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Administrative expenses
Salaries and benefits	(3,912)	(6,343)	(17,605)	(15,305)
Insurance	(611)	-	(2,642)	-
Others	(6,505)	(5,859)	(9,066)	(10,513)
	(11,028)	(12,202)	(29,313)	(25,818)

Other income (expenses), net
Others	(29)	71,699	(132)	71,699
	(29)	71,699	(132)	71,699

Total	(11,057)	59,497	(29,445)	45,881

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024

Cost of services
Aircraft fuel	(1,373,576)	(1,338,217)	(2,726,854)	(3,011,619)
Salaries and benefits	(589,840)	(524,383)	(1,220,805)	(1,021,541)
Airport taxes and fees	(239,604)	(249,392)	(481,843)	(511,753)
Traffic and customer servicing	(207,190)	(189,490)	(414,734)	(385,086)
Maintenance	(170,720)	(223,276)	(368,394)	(381,172)
Depreciation and amortization (a)	(608,355)	(624,678)	(1,219,886)	(1,190,056)
Impairment	6,978	-	14,274	-
Insurance	(24,518)	(7,065)	(41,736)	(26,463)
Rents	(64,505)	(59,337)	(119,977)	(74,549)
Others	(141,802)	(372,163)	(268,273)	(880,586)
	(3,413,132)	(3,588,001)	(6,848,228)	(7,482,825)

Selling expenses
Salaries and benefits	(9,244)	(8,958)	(21,668)	(16,949)
Sales and marketing	(191,480)	(179,820)	(393,431)	(353,817)
	(200,724)	(188,778)	(415,099)	(370,766)

Administrative expenses
Salaries and benefits	(56,832)	(35,116)	(88,113)	(67,439)
Depreciation and amortization (a)	(3,062)	(2,488)	(6,028)	(4,763)
Insurance	(611)	-	(2,642)	-
Others	(86,740)	(38,086)	(177,527)	(117,685)
	(147,245)	(75,690)	(274,310)	(189,887)

Other income (expenses), net
Others	29,537	(100,509)	(71,603)	(219,797)
	29,537	(100,509)	(71,603)	(219,797)

Total	(3,731,564)	(3,952,978)	(7,609,240)	(8,263,275)

(a)  Net of PIS and COFINS credits in the amount of R$428 in the quarter and R$819 in the six months.

52

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

35.	FINANCIAL RESULT
	Parent company
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Financial income
Short and long-term investments	18	24	51	151
Others	2,311	78	2,568	1,678
	2,329	102	2,619	1,829
Financial expenses
Interest on loans and financing	(10,568)	-	(10,568)	-
Interest on convertible instruments	(66,038)	(61,877)	(128,033)	(122,608)
Amortized cost of loans and financing	(2,392)	-	(2,392)	-
Amortized cost of convertible instruments	-	(1,250)	-	(2,441)
Cost of financial operations	(8)	(175)	(161)	(275)
Others	-	(1,711)	(2,041)	(1,711)
	(79,006)	(65,013)	(143,195)	(127,035)

Derivative financial instruments, net	205,598	(188,798)	357,171	(269,837)

Foreign currency exchange, net	(156,340)	68,735	(197,808)	91,340

Financial result	(27,419)	(184,974)	18,787	(303,703)

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Financial income
Short and long-term investments	33,810	22,436	65,295	40,172
Interest on sublease receivables	746	3,576	1,579	7,546
TAP Bond fair value	1,865	15,569	3,005	43,607
Others	14,573	9,402	26,039	13,124
	50,994	50,983	95,918	104,449
Financial expenses
Interest on loans and financing (a)	(325,383)	(137,654)	(617,799)	(283,909)
Interest on lease	(596,070)	(635,882)	(1,136,322)	(1,291,024)
Interest on convertible instruments	(66,038)	(61,877)	(128,033)	(122,608)
Interest on factoring credit card receivables	(80,271)	(91,907)	(160,061)	(206,649)
Interest on provisions	(3,930)	(74,031)	(40,139)	(140,727)
Interest on reverse factoring	(3,111)	-	(8,372)	(12,258)
Interest accounts payable and airport taxes and fees	(118,052)	(93,931)	(213,152)	(159,864)
Guarantee commission	(41,875)	(37,230)	(63,036)	(87,347)
Amortized cost of loans and financing	(21,683)	(7,318)	(33,695)	(15,082)
Amortized cost of convertible instruments	-	(1,250)	-	(2,441)
Cost of financial operations	(30,373)	(15,043)	(59,748)	(30,611)
TAP Bond fair value	(738)	-	(6,609)	(10,628)
Others	(46,805)	(41,976)	(91,286)	(92,535)
	(1,334,329)	(1,198,099)	(2,558,252)	(2,455,683)

Derivative financial instruments, net	168,497	(235,616)	358,440	(510,588)

Foreign currency exchange, net	(3,168,414)	1,105,423	(4,037,168)	1,679,842

Financial result	(4,283,252)	(277,309)	(6,141,062)	(1,181,980)

(a) Net of PIS and COFINS credits in the amount of R$9,358.

53

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.	RISK MANAGEMENT

36.1	Fair value hierarchy of financial instruments

The fair value hierarchy of the Company's consolidated financial instruments, as well as the comparison between book value and fair value, are identified below:

			Parent company
			Carrying amount		Fair value
Description	Note	Level	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Liabilities
Convertible debt instruments – conversion right	23	2	(131,604)	(488,775)	(131,604)	(488,775)

			Consolidated
			Carrying amount		Fair value
Description	Note	Level	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Assets
Long-term investments – TAP Bond	6	2	884,454	780,312	884,454	780,312
Derivative financial instruments	23	2	4,391	21,909	4,391	21,909

Liabilities
Loans and financing	18	2	(13,463,146)	(9,698,912)	(12,243,236)	(9,796,608)
Convertible debt instruments – conversion right	23	2	(131,604)	(488,775)	(131,604)	(488,775)
Derivative financial instruments	23	2	(35,519)	(69,745)	(35,519)	(69,745)

Financial instruments whose fair value approximates their carrying value, based on established conditions, mainly due to the short maturity period, were not disclosed.

54

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.2	Market risks

36.2.1       Interest rate risk

36.2.1.1       Sensitivity analysis

As of June 30, 2024, the Company held financial assets and liabilities linked to various types of rates. In the sensitivity analysis of non-derivative financial instruments, the impact on annual interest was only considered on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR
Description	Rate (p.a.)	June 30, 2024	Weighted Rate (p.a.)	June 30, 2024

Exposed assets (liabilities), net	10.4%	(937,223)	5.3%	(760,135)

Effect on profit or loss

Interest rate devaluation by -50%	5.2%	48,748	2.7%	20,225
Interest rate devaluation by -25%	7.8%	24,374	4.0%	10,112
Interest rate appreciation by 50%	15.6%	(48,748)	8.0%	(20,225)
Interest rate appreciation by 25%	13.0%	(24,374)	6.7%	(10,112)

Assets and liabilities previously linked to LIBOR were reviewed and updated by SOFR.

36.2.2       Aircraft fuel price risk (“QAV”)

The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of June 30, 2024, forward and options transactions on fuel (note 23).

36.2.2.1       Sensitivity analysis

The following table demonstrates the sensitivity analysis in US dollars of the price fluctuation of QAV liter:

	Consolidated
	Exposure to price
Description	Average price per liter (in reais)	June 30, 2024

Aircraft fuel	4.47	(2,726,854)

Effect on profit or loss

Devaluation by -50%	2.24	1,363,427
Devaluation by -25%	3.35	681,714
Appreciation by 50%	6.71	(1,363,427)
Appreciation by 25%	5.59	(681,714)

55

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.2.3       Foreign exchange risk

The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed.

The equity exposure to the main variations in exchange rates is shown below:

	Parent company
	Exposure to US$		Exposure to €
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Assets
Cash and cash equivalents	489	706	431	388
Deposits	8,959	7,802	-	-
Related parties	2,538,162	1,578,332	-	-

Total assets	2,547,610	1,586,840	431	388

Liabilities
Convertible debt instruments	(1,000,991)	(1,201,610)	-	-
Leases	(2,372,856)	(1,659,739)	-	-
Accounts payable	(150,846)	(119,888)	-	-
Related parties	(744,894)	(649,232)	-	-

Total liabilities	(4,269,587)	(3,630,469)	-	-

Net exposure	(1,721,977)	(2,043,629)	431	388

Net exposure in foreign currency	(309,769)	(422,124)	72	73

	Consolidated
	Exposure to US$		Exposure to €
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Assets
Cash and cash equivalents	86,238	82,975	5,224	4,092
Long-term investments	-	-	884,454	780,312
Accounts receivable	318,805	115,024	1,196	2,876
Aircraft sublease	13,881	30,802	-	-
Deposits	2,795,370	2,196,474	-	-
Other assets	16,955	26,207	-	-

Total assets	3,231,249	2,451,482	890,874	787,280

Liabilities
Loans and financing	(11,126,346)	(8,889,048)	-	-
Leases	(17,781,735)	(14,043,101)	-	-
Convertible debt instruments	(1,000,991)	(1,201,610)	-	-
Accounts payable	(2,608,813)	(2,040,546)	-	-
Airport taxes and fees	(2,049)	(21,994)	-	-
	(3,216,189)	(2,573,170)	-	-
Provisions and other liabilities	(50,288)	(108,687)	(14)	-

Total liabilities	(35,786,411)	(28,878,156)	(14)	-

Net exposure	(32,555,162)	(26,426,674)	890,860	787,280

Net exposure in foreign currency	(5,856,404)	(5,458,590)	149,606	147,111

36.2.3.1       Sensitivity analysis

	Parent company
	Exposure to US$		Exposure to €
Description	Closing rate	June 30, 2024	Closing rate	June 30, 2024

Exposed assets (liabilities), net	5.5589	(1,721,977)	5.9547	431

Effect on profit or loss

Foreign currency devaluation by -50%	2.7795	860,989	2.9774	(216)
Foreign currency devaluation by -25%	4.1692	430,494	4.4660	(108)
Foreign currency appreciation by 50%	8.3384	(860,989)	8.9321	216
Foreign currency appreciation by 25%	6.9486	(430,494)	7.4434	108

	Consolidated
	Exposure to US$		Exposure to €
Description	Closing rate	June 30, 2024	Closing rate	June 30, 2024

Exposed assets (liabilities), net	5.5589	(32,555,162)	5.9547	890,860

Effect on profit or loss

Foreign currency devaluation by -50%	2.7795	16,277,581	2.9774	(445,430)
Foreign currency devaluation by -25%	4.1692	8,138,791	4.4660	(222,715)
Foreign currency appreciation by 50%	8.3384	(16,277,581)	8.9321	445,430
Foreign currency appreciation by 25%	6.9486	(8,138,791)	7.4434	222,715

36.3	Credit risk

Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, aircraft sublease, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents are deposited with counterparties that have a minimum investment grade. The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.

Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted on the over-the-counter (OTC) market with counterparties that maintain a relationship, and can be contracted on commodity and futures exchanges (B3 and NYMEX), which mitigates and contributes to credit risk. The Company assesses the risks of counterparties in financial instruments and diversifies exposure periodically.

56

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.4	Liquidity risk

The maturity schedules of the Company’s consolidated financial liabilities as of June 30, 2024 are as follows:

	Consolidated
Description	Carrying amount	Contractual cash flow	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	12,593,759	18,653,828	2,749,697	12,068,624	3,835,507
Reverse factoring	45,493	46,012	46,012	-	-
Leases	17,885,831	29,270,515	4,791,710	18,039,500	6,439,305
Convertible debt instruments	1,000,991	2,080,851	164,322	1,916,529	-
Accounts payable	4,524,351	4,955,371	3,277,724	1,116,543	561,104
Airport taxes and fees	1,670,621	1,883,773	914,284	727,195	242,294

	37,721,046	56,890,350	11,943,749	33,868,391	11,078,210

36.5	Capital management

The Company seeks capital alternatives in order to satisfy its operational needs, aiming for a capital structure that it considers adequate for the financial costs and the maturity terms of the funding and its guarantees. The Company's Management continually monitors its net debt.

57

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

37.	NON-CASH TRANSACTIONS

	Consolidated
Description	Aircraft sublease	Acquisition of property and equipment	Acquisition of capitalized maintenance	Maintenance prepayment	Acquisition of intangible	Maintenance reserves	Sublease Compensations	Reverse factoring	Sale and leaseback	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Lease Modifications	Others	Total

Accounts receivable	-	-	-	-	-	85,039	-	-	(84,633)	(69,105)	-	(11,117)	-	-	-	(79,816)
Aircraft sublease	(14,366)	-	-	-	-	-	(7,995)	-	-	-	-	-	-	-	-	(22,361)
Inventories	-	-	-	-	-	-	-	-	-	-	-	(2,261)	-	-	(15,337)	(17,598)
Deposits	-	-	-	-	-	(9,031)	-	-	-	-	-	-	-	-	-	(9,031)
Advances to suppliers	-	-	-	-	-	-	-	-	-	-	(867,948)	-	-	-	-	(867,948)
Property and equipment	-	340,309	-	-	-	-	-	-	-	-	-	(8,395)	-	-	(47,301)	284,613
Right-of-use assets	14,366	-	38,038	-	-	-	-	-	-	-	-	1,098,109	285,575	188,029	-	1,624,117
Intangible assets	-	-	-	-	66,611	-	-	-	-	-	-	-	-	-	-	66,611
Other assets	-	-	-	222,683	-	-	-	-	-	-	-	(28,367)	-	-	-	194,316
Loans and financing	-	(221,108)	-	-	-	-	-	-	-	-	-	-	-	-	-	(221,108)
Leases	-	-	-	-	-	-	7,995	-	-	69,105	-	(1,056,765)	-	(170,552)	-	(1,150,217)
Accounts payable	-	(119,201)	(38,038)	(222,683)	(66,611)	(76,008)	-	160,146	84,633	-	867,948	4,893	-	-	62,638	657,717
Reverse factoring	-	-	-	-	-	-	-	(160,146)	-	-	-	-	-	-	-	(160,146)
Provisions	-	-	-	-	-	-	-	-	-	-	-	-	(285,575)	(17,477)	-	(303,052)
Other liabilities	-	-	-	-	-	-	-	-	-	-	-	3,903	-	-	-	3,903
June 30, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance reserves	Compensation of sublease	Compensation of lease	Acquisition of lease	ARO	Modification	Transfers	Total

Accounts receivable	-	-	-	-	-	(35,966)	-	-	-	116,948	80,982
Aircraft sublease	-	-	-	-	(14,741)	-	-	-	-	-	(14,741)
Deposits	-	-	-	293,196	-	-	-	-	-	(116,948)	176,248
Advances to suppliers	-	-	-	-	-	-	-	-	-	(922,310)	(922,310)
Property and equipment	54,064	-	-	-	-	-	-	-	-	(12,977)	41,087
Right-of-use assets	-	34,123	-	-	-	-	481,340	143,109	(591,527)	12,785	79,830
Intangible assets	-	-	30,309	-	-	-	-	-	-	192	30,501
Loans and financing	-	-	-	-	-	-	-	-	-	(14,464)	(14,464)
Leases	-	-	-	-	14,741	39,526	(494,970)	-	520,521	14,464	94,282
Accounts payable	(54,064)	(34,123)	(30,309)	(293,196)	-	-	9,594	-	-	975,254	573,156
Provisions	-	-	-	-	-	-	-	(143,109)	121,008	-	(22,101)
Other assets and liabilities	-	-	-	-	-	(3,560)	4,036	-	-	(52,944)	(52,468)
Result	-	-	-	-	-	-	-	-	(50,002)	-	(50,002)
June 30, 2023	-	-	-	-	-	-	-	-	-	-	-

58

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

38.	COMMITMENTS

38.1	Aircraft acquisition

Through contracts with manufacturers and lessors, the Company committed to acquiring certain aircraft, as follows:

	Consolidated
Description	June 30, 2024	December 31, 2023

Lessors	30	31
Manufacturers	94	96
	124	127

The amounts shown below are brought to present value using the weighted discount rate for lease operations, equivalent to 15.4% (15.8% on December 31, 2023) and do not necessarily represent a cash outflow, as the Company is evaluating the acquisition of financing to meet these commitments.

	Consolidated
Description	June 30, 2024	December 31, 2023

2024	632,021	916,053
2025	1,561,967	1,290,764
2026	6,171,248	4,991,454
2027	5,412,919	4,359,775
2028	3,230,189	2,595,179
After 2028	2,780,269	2,294,727

	19,788,613	16,447,952

38.2	Letters of credit

The position of the letters of credit in use by the Company follows, for the following purposes:

	Consolidated
	June 30, 2024		December 31, 2023
Description	R$	US$	R$	US$

Security deposits and maintenance reserve	2,234,950	402,049	1,979,883	408,957
Bank guarantees	9,520	-	9,161	-
	2,244,470	402,049	1,989,044	408,957

Elton Flavio Ribeiro

CRC 1SP 253891/O-0

Controllership and tax director

59

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 12, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer